UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On May 19, 2020, Medigus Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity, a division of Fordham Financial Management (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”) (i) 575,001 American Depositary Shares, each representing 20 ordinary shares of the Company, par value NIS 1.00 (the “ADSs” and the “Ordinary Shares”) for a public offering price of $1.50 per ADS, and (ii) 2,758,333 pre-funded warrants to purchase one ADS at a public offering price of $1.499, with an exercise price of $0.001 (the “Pre-funded Warrants”). In connection with the closing of the Offering on May 22, 2020, the Company issued a press release titled: “Medigus Announces Closing of $5 Million Underwritten Public Offering.” A copy of the press release is furnished herewith as exhibit 99.1.

Pursuant to the terms of the Underwriting Agreement, the ADSs and Pre-funded Warrants (and the ADSs issuable upon exercise thereof) were offered pursuant to a registration statement on Form F-3 (File No. 333-238162) which was filed with the Securities Exchange Commission on May 13, 2020 and was declared effective on May 15, 2020. A final prospectus relating to and describing the terms of the offering has been filed with the Securities and Exchange Commission on May 21, 2020. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The form of the Underwriting Agreement and the form of Pre-Funded Warrant are filed as Exhibits 1.1 and 4.1 to this report, and the forgoing description of the terms of the Underwriting Agreement and Pre-Funded Warrant do not purport to be complete and are qualified in their entirety by reference to such exhibits. A copy of the opinion of Meitar | Law Offices and the opinion of Sullivan & Worcester LLP relating to the legality of the issuance and sale of the shares in the offering is attached as Exhibit 5.1 and Exhibit 5.2 respectively.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238162).

EXHIBIT INDEX

Exhibit	Description

1.1	Form of Underwriting Agreement by and between Medigus Ltd. and ThinkEquity, a division of Fordham Financial Management, dated May 19, 2020
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Meitar | Law Offices
5.2	Opinion of Sullivan & Worcester LLP
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2)
99.1	Press release titled: “Medigus Announces Closing of $5 Million Public Offering.” dated May 22, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: May 22, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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